Exhibit 2.3

SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT (this “Second Amendment”) is dated as of October 10, 2025, among SUNOCO LP, a Delaware limited partnership (“Sunoco”); and 2709716 ALBERTA ULC (formerly, 2709716 ALBERTA LTD.), an Alberta unlimited liability corporation (the “Purchaser”); and SunocoCorp LLC (formerly, NUSTAR GP HOLDINGS, LLC), a Delaware limited liability company (“Purchaser Holdco” and together with the Purchaser and Sunoco, the “Purchaser Parties”); and PARKLAND CORPORATION, a corporation formed under the laws of the Province of Alberta (the “Company”);

WHEREAS Sunoco, the Purchaser, Purchaser Holdco and the Company (collectively, the “Parties” and each a “Party”) have entered into an arrangement agreement dated May 4, 2025, as amended pursuant to an amending agreement dated May 26, 2025 (collectively, the “Arrangement Agreement”);

AND WHEREAS Section 9.6(a) of the Arrangement Agreement provides, among other things, that the Arrangement Agreement may be amended by written agreement of the Parties;

AND WHEREAS the Parties wish to amend the Arrangement Agreement as provided in this Second Amendment;

NOW THEREFORE in consideration of the foregoing premises, mutual covenants and agreements contained in this Second Amendment and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Section 1 Definitions

Capitalized terms used but not defined in this Second Amendment shall have the meanings specified in the Arrangement Agreement.

Section 2 Amendments to the Arrangement Agreement

(1)

Section 1.1 [Definitions] of the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear as follows:

“Certificate of Arrangement” means the certificate or proof of filing ~~to be issued by the Registrar~~ pursuant to Section 193(11) of the ABCA to be issued by the Registrar upon receipt of the Articles of Arrangement.”

(2)

Section 2.8 [Payment of Consideration] of the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit A attached hereto.

(3)

Section 2.12(b) [Intended US Income Tax Treatment] of the Arrangement Agreement is hereby amended by adding each of the words and characters in bold and underlined text in the place where such words and characters appear in Exhibit B attached hereto.

(4)

Appendix A [Plan of Arrangement] to the Arrangement Agreement is hereby amended by (i) deleting the words and characters in strikethrough text, and (ii) adding each of the words and characters in bold and underlined text, in each case, as applicable, in the place where such words and characters appear in Exhibit C attached hereto.

Section 3 Second Amendment Effective Date and Termination

(1)

This Second Amendment shall become effective as of October 14, 2025 (the “Second Amendment Effective Date”), subject to and conditional upon the granting by the Court of an amendment to the Final Order approving this Second Amendment (the “Amended Final Order”).

(2)	For greater certainty, if the Court does not grant the Amended Final Order, this Second Amendment shall immediately terminate, become null and void and shall no longer be of any force or effect.

Section 4 Reference to and Effect on the Arrangement Agreement

On and after the Second Amendment Effective Date, any reference to “this Agreement” or “the Plan of Arrangement” in the Arrangement Agreement, any reference to “this Plan of Arrangement” in Appendix A to the Arrangement Agreement, and any reference to the Arrangement Agreement in any other agreements, exhibits or schedules thereto will mean the Arrangement Agreement and Appendix A to the Arrangement Agreement, as applicable, as amended by this Second Amendment. Except as specifically amended by this Second Amendment, the Arrangement Agreement shall continue unamended and remain in full force and effect.

Section 5 Severability

If any provision of this Second Amendment is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Second Amendment and the remaining provisions will continue in full force and effect, without amendment.

Section 6 Governing Law and Forum

(1)	This Second Amendment is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)

The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, this Second Amendment. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

(3)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal Proceeding arising out of, or related to, this Second Amendment.

Section 7 No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Second Amendment. If an ambiguity or a question of intent or interpretation arises, this Second Amendment is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Second Amendment.

Section 8 Counterparts and Electronic Delivery

This Second Amendment may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Second Amendment by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Second Amendment.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS WHEREOF the Parties have executed this Second Amendment.

SUNOCOCORP LLC

Per:	/s/ Joseph Kim
	Name:	Joseph Kim
	Title:	President and Chief Executive Officer

2709716 ALBERTA ULC

Per:	/s/ Joseph Kim
	Name:	Joseph Kim
	Title:	Director

SUNOCO LP

By: SUNOCO GP LLC, its general partner

Per:	/s/ Joseph Kim
	Name:	Joseph Kim
	Title:	President and Chief Executive Officer

PARKLAND CORPORATION

Per:	/s/ Robert Espey
	Name:	Robert Espey
	Title:	President and Chief Executive Officer

EXHIBIT A

AMENDMENTS TO SECTION 2.8 [PAYMENT OF CONSIDERATION]

2.8	Payment of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary in escrow the aggregate Cash Consideration payable to Company Shareholders ~~to be held in escrow~~ and a copy of an irrevocable instruction letter ~~direction~~ to Purchaser Holdco’s transfer agent providing for the ~~issuance~~ transfer to the Depositary of a ~~sufficient~~ number of Consideration Units equal to the aggregate number of Consideration Units deliverable to Company Shareholders, in each case as provided for in the Plan of Arrangement.

EXHIBIT B

AMENDMENTS TO SECTION 2.12(b) [INTENDED US INCOME TAX TREATMENT]

(b)

Purchaser’s acquisition of the Company Shares from the Company Shareholders in exchange for the Consideration shall be treated as a taxable purchase of Company Shares by Purchaser Midco from the Company Shareholders, and Purchaser Midco shall be treated as (i) acquiring the Consideration Units indirectly from Purchaser Holdco and transferring the Consideration Units to the Company Shareholders in accordance with Section 1032 of the Code and U.S. Treasury Regulations Section 1.1032-3(b) and (ii) receiving the Cash Consideration directly or indirectly from Sunoco and transferring the Cash Consideration to the Company Shareholders.

EXHIBIT C

AMENDMENTS TO APPENDIX A [PLAN OF ARRANGEMENT]

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement and Article 7, in accordance with the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser Parties, each acting reasonably;

(c)

“Arrangement Agreement” means the arrangement agreement dated May 4, 2025 among Sunoco, the Purchaser, Purchaser Holdco and the Company with respect to the Arrangement, including the appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time;

(d)

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement considered and voted on at the Company Meeting, substantially in the form set out in Appendix B to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by Section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement;

(f)	“Available Cash Election Amount” means, expressed in dollars, an amount equal to the greater of zero, and the Cash Maximum less:

(i)	the aggregate amount of Cash Consideration payable to Combination Electing Shareholders, and

(ii)	the aggregate amount of Cash Consideration that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Cash Electing Shareholder;

(g)	“Available Unit Election Number” means the Unit Maximum less the aggregate number of Consideration Units deliverable to Combination Electing Shareholders;

(h)	“Business Day” means a day on which commercial banks are open for business in Calgary, Dallas and New York but excludes:

(i)	a Saturday, Sunday or any other statutory or civic holiday in Calgary, Dallas or New York; and

(ii)	any such day on which commercial banks are generally required or authorized to be closed in Calgary, Dallas or New York;

(i)	“Cash Consideration” means the consideration in the form of cash to be paid for Company Shares (other than to Dissenting Shareholders) pursuant to this Plan of Arrangement;

(j)	“Cash Elected Consideration” means an amount in cash equal to the quotient obtained by dividing $19.80 by 45%;

(k)

“Cash Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Cash Elected Consideration in respect of their Company Shares;

(l)	“Cash Election Amount” means the aggregate amount of Cash Consideration that would be payable to Cash Electing Shareholders before giving effect to Section 3.2;

(m)

“Cash Maximum” means an amount in dollars equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by $19.80, determined without reference to cash deliverable in lieu of fractional Unit Consideration as set forth in Section 5.9;

(n)

“Certificate of Arrangement” means the certificate or proof of filing ~~to be issued by the Registrar~~ pursuant to section 193(11) of the ABCA to be issued by the Registrar upon receipt of the Articles of Arrangement;

(o)	“Combination Elected Consideration” means: (i) $19.80 in cash; and (ii) 0.295 Consideration Units;

(p)

“Combination Electing Shareholder” means a Company Shareholder who has duly and properly elected, or has been deemed to have so elected, in a Filed Letter of Transmittal and Election Form, to receive the Combination Elected Consideration in respect of their Company Shares;

(q)	“Company” means Parkland Corporation, a corporation existing under the laws of Alberta;

(r)	“Company Board” means the board of directors of the Company, as constituted from time to time;

(s)	“Company DSU Holders” means holders of Company DSUs;

(t)	“Company DSU Plan” means the deferred share unit plan of the Company effective as of January 1, 2011, as amended most recently on August 5, 2022;

(u)	“Company DSUs” means the deferred share units granted pursuant to the Company DSU Plan and includes any fractional deferred share unit;

(v)	“Company Incentive Holders” means the holders of Company Incentives;

(w)	“Company Incentive Plans” means, collectively, the Company DSU Plan, the Company RSU Plan and the Company Stock Option Plan;

(x)	“Company Incentives” means, collectively, the Company DSUs, the Company RSUs and the Company Stock Options;

(y)	“Company ITM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is less than the Fair Market Value;

(z)

“Company Meeting” means the special meeting (or annual and special, as applicable) of the Company Shareholders including any adjournment or postponement of such meeting called and held to secure approval of the Arrangement Resolution;

(aa)	“Company Optionholders” means holders of Company Stock Options;

(bb)	“Company OTM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is equal to or greater than the Fair Market Value;

(cc)	“Company RSU Holders” means holders of Company RSUs;

(dd)	“Company RSU Plan” means the amended and restated restricted share unit plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(ee)

“Company RSUs” means the vested and unvested restricted share units granted pursuant to the Company RSU Plan, and includes any fractional restricted share unit and any restricted share units that are subject to performance vesting conditions;

(ff)	“Company Securityholders” means, collectively, the Company Shareholders and the Company Incentive Holders;

(gg)	“Company Shareholder Rights Plan” means the Restated Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada as rights agent dated as of May 4, 2023;

(hh)	“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

(ii)	“Company Shares” means common shares in the capital of the Company;

(jj)	“Company Stock Option Plan” means the amended and restated stock option plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(kk)	“Company Stock Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

(ll)

“Consideration” means the consideration to be paid and received pursuant to the Arrangement in respect of each Company Share that is transferred to the Purchaser, consisting of Cash Consideration and/or Unit Consideration;

(mm)	“Consideration Units” means common units representing limited liability company interests in Purchaser Holdco;

(nn)	“Court” means the Court of King’s Bench of Alberta in Calgary, Alberta;

(oo)	“Depositary” means Computershare Trust Company of Canada, as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser;

(pp)	“Deposited Cash” means the aggregate Cash Consideration payable to Company Shareholders pursuant to Section 3.1(i)(i);

(qq)

“Dissent Rights” means the right of a registered Company Shareholder to dissent with respect to the Arrangement Resolution and to be paid by the Company the fair value of the Company Shares in respect of which the Company Shareholder dissents, granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4;

(rr)

“Dissenting Shareholder” means a registered Company Shareholder who validly exercises its Dissent Rights with respect to the Arrangement Resolution in strict compliance with section 191 of the ABCA, the Interim Order and Article 4, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time;

(ss)	“Effective Date” means the date upon which the Arrangement becomes effective, being the date shown on the Certificate of Arrangement;

(tt)

“Effective Time” means the time on the Effective Date as the Parties agree to in writing before the Effective Date~~the time at which the Arrangement becomes effective on the Effective Date pursuant to the ABCA~~;

(uu)

“Election Deadline” means 5:00 p.m. (Calgary time) on the election deadline, which date shall be (i) agreed by the Parties, each acting reasonably, and (ii) announced by the Company by means of a news release at least two (2) Business Days before such date~~, and (iii) not less than ten (10) Business Days before the Effective Date~~;

(vv)

“Fair Market Value” means the volume weighted average trading price for the Company Shares on the Toronto Stock Exchange for the five trading days on which the Company Shares traded immediately preceding the Business Day prior to the Effective Date;

(ww)

“Filed Letter of Transmittal and Election Form” means a duly and properly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Election Deadline by a Company Shareholder, accompanied by the certificate(s) representing such holder’s Company Shares;

(xx)

“Final Order” means the final order of the Court approving the Arrangement, as such final order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser Parties and the Company, each acting reasonably) on appeal;

(yy)	“Governmental Authority” means

(i)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(ii)

any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(iii)	any stock exchange.

(zz)	“In-the-Money Value”:

(i)	in the case of a Company Stock Option, means the amount, if any, by which the Fair Market Value exceeds the exercise price of such Company Stock Option;

(ii)	in the case of a Company RSU, means the Fair Market Value; and

(iii)	in the case of a Company DSU, means the Fair Market Value;

(aaa)

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably;

(bbb)

“Law” means, with respect to any Person, any and all applicable law, including the common law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority, including, as applicable, the rules and requirements of any stock exchange.

(ccc)

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent by the Company to Company Shareholders to surrender the certificates representing their Company Shares and to elect to receive, on completion of the Arrangement, Cash Elected Consideration, Unit Elected Consideration, or Combination Elected Consideration, in exchange for their Company Shares;

(ddd)	“Liens” means:

(i)

any mortgage, charge, pledge, hypothec, security interest, assignment, Lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

(eee)	“Parties” means the Company, the Purchaser, Purchaser Holdco, and Sunoco; and “Party” means any one of them, as the context requires;

(fff)

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority;

(ggg)

“Plan of Arrangement” means this plan of arrangement under section 193 of the ABCA, and any amendments or variations made in accordance with the Arrangement Agreement or Article 7 or made at the direction of the Court in the Interim Order or the Final Order, and acceptable to the Parties, each acting reasonably;

(hhh)	“Purchaser” means 2709716 Alberta Ltd., a corporation existing under the laws of Alberta;

(iii)	“Purchaser Holdco” means NuStar GP Holdings, LLC, a limited liability company existing under the laws of Delaware;

(jjj)	“Purchaser Midco” means SUN PKI Holdings LLC ~~●[1]~~, a limited liability company existing under the laws of Delaware.

(kkk)	“Purchaser Midco Units ~~Shares~~” means the units representing limited liability company interests ~~of~~ in Purchaser Midco.

(lll)	“Purchaser Parties” means, collectively, the Purchaser, Purchaser Holdco and Sunoco;

(mmm)	“Registrar” means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

(nnn)	“Remaining Cash Amount” means, expressed in dollars, the Available Cash Election Amount less the aggregate amount of Cash Consideration payable to Cash Electing Shareholders;

(ooo)	“Remaining Unit Number” means the Available Unit Election Number less the aggregate number of Consideration Units deliverable to Unit Electing Shareholders;

(ppp)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986;

(qqq)	“Sunoco” means Sunoco LP, a limited partnership existing under the laws of Delaware;

(rrr)	“Sunoco Common Units” means the common units representing limited partnership interests in Sunoco.

(sss)

“Sunoco Class D Common Units” means a new class of Class D Common Units of Sunoco representing limited partnership interests in Sunoco to be formed prior to the Effective Time that will be economically equivalent to Sunoco Common Units, including, subject to Section 4.18(d) of the Arrangement Agreement, as to timing and quantum of distributions;

(ttt)	“Sunoco Retail Deposited Cash” has the meaning given to it in Section 3.1(g);

(uuu)	~~(ttt)~~ “Unit Consideration” means the consideration in the form of Consideration Units to be paid for Company Shares pursuant to this Plan of Arrangement;

(vvv)	~~(uuu)~~ “Unit Elected Consideration” means the number of Consideration Units equal to the quotient obtained by dividing 0.295 by 55%;

(www)

~~(vvv)~~ “Unit Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Unit Elected Consideration in respect of their Company Shares;

(xxx)	~~(www)~~ “Unit Election Number” means the aggregate number of Consideration Units that would be deliverable to Unit Electing Shareholders before giving effect to Section 3.2; and

(yyy)

~~(xxx)~~ “Unit Maximum” means such number of Consideration Units as is equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by 0.295.

~~1~~	~~Name to be inserted once organized.~~

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	This Plan of Arrangement shall be governed by, and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective on, and be binding on and after, the Effective Time on (a) the Company, (b) the Purchaser Parties, (c) all Company Securityholders (including Dissenting Shareholders), (d) the Depositary, and (e) all other Persons, all without any further act or formality required on the part of any Person.

2.3

The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur consecutively in the following order without any further act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

Company Shareholder Rights Plan

(a)	the Company Shareholder Rights Plan shall be terminated without any further act required by the Company or Computershare Trust Company of Canada, in its capacity as rights agent;

Dissenting Shareholders

(b)

the Company Shares held by Dissenting Shareholders shall be deemed to be, without any further act or formality by the holders thereof, transferred to, and acquired by, the Company (free and clear of all Liens), and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Article 4;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the register of Company Shares maintained by or on behalf of the Company; and

(iii)	all such Company Shares shall be cancelled;

Settlement of Company Stock Options

(c)

notwithstanding the terms of the Company Stock Option Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options, each Company Stock Option outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and shall be, and shall be deemed to be, surrendered and transferred by the Company Optionholder to the Company pursuant to its terms (free and clear of all Liens) and:

(i)

in respect of the surrender and transfer of Company ITM Stock Options to the Company, each Company Optionholder shall be entitled to receive, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the aggregate In-the-Money Value of such Company ITM Stock Options;

(ii)	in respect of the surrender and transfer of Company OTM Stock Options to the Company, each Company Optionholder shall not be entitled to receive any consideration from any Person;

(iii)	each Company Stock Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Company Share;

(iv)

each former Company Optionholder shall cease to be a holder of Company Stock Options and to have any rights as a holder of Company Stock Options other than the right to receive the consideration (if any) to which such Company Optionholder is entitled pursuant to Section 3.1(c)(i), and the name of each former Company Optionholder shall be removed from the register of Company Optionholders maintained by or on behalf of the Company;

(v)

any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options or the right of a former Company Optionholder to any such Company Stock Options shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration (if any) which the former Company Optionholder is entitled to receive pursuant to Section 3.1(c)(i); and

(vi)	the Company Stock Option Plan shall be terminated and be of no further force or effect;

Settlement of Company RSUs

(d)

notwithstanding the terms of the Company RSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs, each Company RSU outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and, in the case of a Company RSU with vesting conditions based on satisfaction of specified performance criteria, such vesting shall be based on a vesting multiplier of 1.25 and:

(i)

each such Company RSU, including any such Company RSU pursuant to the vesting multiplier of 1.25, shall be, and shall be deemed to be, surrendered and transferred by the Company RSU Holder to the Company pursuant to its terms (free and clear of all Liens) in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company RSU (provided that, to the extent that such cash payment in respect of a Company RSU cannot be paid at the effective time of this Section 3.1(d) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A);

(ii)	each Company RSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(iii)

each former Company RSU Holder shall cease to be a holder of Company RSUs and to have any rights as a holder of Company RSUs other than the right to receive the consideration to which such Company RSU Holder is entitled pursuant to Section 3.1(d), and the name of each former Company RSU Holder shall be removed from the register of Company RSU Holders maintained by or on behalf of the Company;

(iv)

any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs or the right of a former Company RSU Holder to any such Company RSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company RSU Holder is entitled to receive pursuant to Section 3.1(d); and

(v)	the Company RSU Plan shall be terminated and be of no further force or effect;

Settlement of Company DSUs

(e)

notwithstanding the terms of the Company DSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs, each Company DSU shall be, and shall be deemed to be, redeemed by, and surrendered and transferred to, the Company in accordance with its terms (free and clear of all Liens), in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company DSU (provided that, to the extent that such cash payment in respect of a Company DSU cannot be paid at the effective time of this Section 3.1(e) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A):

(i)	each Company DSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(ii)

each former Company DSU Holder shall cease to be a holder of Company DSUs and to have any rights as a holder of Company DSUs other than the right to receive the consideration to which such Company DSU Holder is entitled pursuant to Section 3.1(e), and the name of each former Company DSU Holder shall be removed from the register of Company DSU Holders maintained by or on behalf of the Company;

(iii)

any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs or the right of a former Company DSU Holder to any such Company DSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company DSU Holder is entitled to receive pursuant to Section 3.1(e); and

(iv)	the Company DSU Plan shall be terminated and be of no further force or effect;

Funding of Purchaser

(f)

such number of Consideration Units as is equal to the aggregate number of Consideration Units to be received by Company Shareholders pursuant to Section 3.1(i)(i) are issued ~~and contributed~~ by Purchaser Holdco to Sunoco in exchange for the issuance by Sunoco to Purchaser Holdco of an equal number of Sunoco Class D Common Units;

(g)

(i) the Consideration Units received by Sunoco in Section 3.1(f) are contributed by Sunoco to Sunoco Retail LLC in exchange for the issuance by Sunoco Retail LLC to Sunoco of such amount of limited liability company interests in Sunoco Retail LLC as is determined by Sunoco and Sunoco Retail LLC to reflect the value of the Consideration Units so transferred, and (ii) Sunoco (A) transfers such portion of the Deposited Cash (which could be any amount from zero to all of the Deposited Cash) as is determined by Sunoco (the “Sunoco Retail Deposited Cash”) ~~(cash in an amount equal to the Deposited Cash~~ to Sunoco Retail LLC, in exchange for ~~some combination of a promissory note from Sunoco Retail or~~ the issuance by Sunoco Retail LLC to Sunoco of such amount of limited liability company interests in Sunoco Retail LLC as is determined by Sunoco and Sunoco Retail LLC to reflect the amount of such cash (if any) that is contributed, and (B) transfers all Deposited Cash other than Sunoco Retail Deposited Cash directly to Purchaser Midco in exchange for a promissory note from Purchaser Midco;

(h)

the Consideration Units and Sunoco Retail Deposited Cash (if any) ~~cash~~ received by Sunoco Retail LLC in Section 3.1(g) are contributed by Sunoco Retail LLC to Purchaser Midco in exchange for the issuance by Purchaser Midco to Sunoco Retail LLC of such amount of Purchaser Midco Units ~~Shares~~ as is determined by Sunoco Retail LLC and Purchaser Midco to reflect the value of the Consideration Units and cash so transferred;

Acquisition of Company Shares

(i)

each Company Share held by a Company Shareholder (other than Company Shares held by Dissenting Shareholders) shall be and shall be deemed to be, transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) and:

(i)	in respect of the transfer of each such Company Share:

(A)	each Combination Electing Shareholder shall receive the Combination Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(B)	subject to Section 3.2, each Cash Electing Shareholder shall receive the Cash Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser; and

(C)	subject to Section 3.2, each Unit Electing Shareholder shall receive the Unit Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(ii)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to receive the Consideration for each such Company Share in accordance with this Plan of Arrangement;

(iii)	such holders’ names shall, in respect of the Company Shares, be removed from the register of Company Shares maintained by or on behalf of the Company;

(iv)

the Purchaser shall be recorded on the register of the holder of Company Shares maintained by or on behalf of the Company as the holder of the Company Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(v)

the delivery of Consideration Units from Purchaser Midco on behalf of the Purchaser in Section 3.1(i)(i) shall be deemed to occur concurrently with the issuance of the common shares of the Purchaser to Purchaser Midco in Section 3.1(j); and

(j)

concurrently with the transfers in Section 3.1(i), the Purchaser shall issue common shares of the Purchaser to Purchaser Midco as consideration for the delivery of cash and Consideration Units from Purchaser Midco on behalf of the Purchaser pursuant to Section 3.1(i)(i).

3.2

The Purchaser shall not be obligated to pay or cause the payment of more Cash Consideration than the Cash Maximum or more Unit Consideration than the Unit Maximum and, in this regard and notwithstanding any provision herein to the contrary:

(a)

if, but for this Section 3.2, the Unit Election Number exceeds the Available Unit Election Number, then each Unit Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

such number of Consideration Units equal to the product obtained by multiplying the Available Unit Election Number by a fraction the numerator of which is the number of Consideration Units that would otherwise be deliverable to such

Company Shareholder pursuant to Section 3.1(i)(i) and the denominator of which is the Unit Election Number; and

(ii)

a cash amount equal to the product obtained by multiplying the Remaining Cash Amount by a fraction the numerator of which is the number of Consideration Units that would otherwise be deliverable to such Company Shareholder pursuant to Section 3.1(i)(i) and the denominator of which is the Unit Election Number; and

(b)

if, but for this Section 3.2, the Cash Election Amount exceeds the Available Cash Election Amount, then each Cash Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

a cash amount equal to the product obtained by multiplying the Available Cash Election Amount by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section 3.1(i)(i) and the denominator of which is the Cash Election Amount; and

(ii)

such number of Consideration Units equal to the product obtained by multiplying the Remaining Unit Number by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section 3.1(i)(i) and the denominator of which is the Cash Election Amount; provided however, that if, as a result of this Section 3.2(b), a Cash Electing Shareholder would receive a cash amount equal to less than the amount such Cash Electing Shareholder would have received if such Cash Electing Shareholder was a Combination Electing Shareholder, such Cash Electing Shareholder shall be deemed to have been a Combination Electing Shareholder and elected to receive the Combination Elected Consideration pursuant to Section 3.1(i)(i)(A).

3.3	With respect to the election required to be made by the Company Shareholders (other than Dissenting Shareholders) pursuant to Section 3.1(i)(i):

(a)

each Company Shareholder shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly and properly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s Company Shares; and

(b)

any Company Shareholder who does not deposit with the Depositary a duly and properly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal and Election Form or to elect to receive Cash Elected Consideration, Combination Elected Consideration or Unit Elected Consideration in respect of their Company Shares, shall be deemed to have elected to receive Combination Elected Consideration.

3.4	With respect to the exchange of Company Shares effected pursuant to Section 3.1(i)(i):

(a)	each Company Shareholder shall receive, in respect of each Company Share held, the Consideration, subject to Sections 5.8 and 5.9 and Article 6 [Withholdings]; and

(b)

unless otherwise agreed to in writing by the Parties, any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1

Each registered Company Shareholder may exercise Dissent Rights with respect to the Company Shares held by such registered Company Shareholder in connection with the Arrangement. Dissenting Shareholders shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised free and clear of all Liens as provided in Section 3.1 and if they:

(a)

are ultimately entitled to be paid fair value for their Company Shares, shall: (i) be deemed not to have participated in the transactions in Section 3.1, other than the transaction in Section 3.1(b) pursuant to which such Company Shares are transferred to, and acquired by, the Company; (ii) be entitled to be paid an amount equal to such fair value by the Company; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have: (i) participated in the Arrangement, as of the Effective Time, on the same basis as a Company Shareholder who did not exercise its Dissent Rights and thereby to have transferred such Company Shares to the Purchaser; and (ii) elected, for the purposes of Section 3.1(i)(i), to receive Combination Elected Consideration.

4.2

The fair value of the Company Shares for the purposes of Section 4.1(a) shall be determined as of the close of business on the last Business Day immediately prior to the day on which the Arrangement Resolution is approved by the Company Shareholders.

4.3

In no event shall the Purchaser or the Company be required to recognize any Dissenting Shareholder as a Company Shareholder after the Effective Time and the names of such holders shall be removed from the register of Company Shareholders as at the Effective Time.

4.4

In no circumstances shall the Company or the Purchaser Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, Company Incentive Holders shall not be entitled to exercise Dissent Rights in respect of their Company Incentives.

4.5

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any Person who has voted (including by way of instructing a proxy holder to vote) their Company Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. A registered Company Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Company Shares.

4.6

Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Company Shareholder’s objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the fifth Business Day immediately prior to the date of the Company Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5

OUTSTANDING CERTIFICATES AND ROUNDING OF CONSIDERATION

5.1	Deposit of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary in escrow (a) cash in the amount equal to the Deposited Cash ~~to be held in escrow~~, (b) a copy of an irrevocable ~~direction~~ instruction letter to Purchaser Holdco’s transfer agent providing for the transfer to the Depositary ~~for the issuance~~ of a ~~sufficient~~ number of Consideration Units equal to the aggregate number of Consideration Units deliverable to Company Shareholders pursuant to the Arrangement, and (c) a copy of an irrevocable instruction letter to Sunoco’s transfer agent for the issuance to Purchaser Holdco of a ~~sufficient~~ number of Sunoco Class D Common Units equal to the number of Consideration Units to be delivered to Company Shareholders pursuant to the Arrangement. No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the consideration to which such Company Shareholder is entitled to receive pursuant to the Arrangement Agreement and this Plan of Arrangement, and, for greater certainty, no such Company Shareholder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

5.2	Delivery of Consideration by Depositary

(a)

Promptly following the Effective Time, upon receipt of the irrevocable direction and the cash delivered by the Purchaser Parties pursuant to Section 5.1, the Depositary shall cause a cheque or wire transfer representing the aggregate Cash Consideration and one or more certificates representing the Consideration Units that a Company Shareholder has the right to receive under the Arrangement for Company Shares, less any amounts withheld pursuant to Article 6, to be forwarded to those Persons who have deposited with the Depositary the certificates for Company Shares, if any, a Letter of Transmittal and Election Form and such documents and instruments as the Depositary may reasonably require.

(b)	The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(c)

The Depositary shall register the Consideration Units in the name of each Company Shareholder entitled thereto or otherwise as instructed in the Filed Letter of Transmittal and Election Form deposited by such Company Shareholder.

5.3	Rights of Holders

Until the Company Shareholder deposits the certificates, if any, for Company Shares, the Letter of Transmittal and Election Form and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Consideration to which such former holder of Company Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), the right to receive the fair value of the Company Shares formerly represented by such certificates as set out in Article 4.

5.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by the Purchaser Parties and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with Section 3.1. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser Parties, the Company and the Company’s transfer agent in form and substance satisfactory to the Purchaser Parties, the Company and the Company’s transfer agent, or otherwise indemnify the Purchaser Parties, the Company and the Company’s transfer agent, to the reasonable satisfaction of the Purchaser Parties, the Company and the Company’s transfer agent, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5	Book-Based Registrations

For the purposes of this Plan of Arrangement, any reference to a “certificate” in respect of Company Shares or Consideration Units shall include evidence of registered ownership of Company Shares or Consideration Units, as the case may be, in an electronic book-based system maintained by the registrar and transfer agent of the Company Shares or Consideration Units, and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

5.6	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Units with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.3 or Section 5.4. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Units to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend with a record date after the Effective Time theretofore paid with respect to such Consideration Units.

5.7	Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing Company Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque to the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the second anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Company Shareholder of any kind or nature against the Purchaser. On such date, the Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to the Purchaser, for no consideration, and such rights shall thereupon terminate and be cancelled.

5.8	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a former Company Securityholder is entitled to receive pursuant to Section 3.1 or Section 5.9 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Company Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

5.9	Rounding of Unit Consideration

Notwithstanding anything contained herein, no fractional Consideration Units shall be issued under this Plan of Arrangement. Where the aggregate number of the Consideration Units issuable to a former Company Shareholder would result in a fraction of a Consideration Units being issuable, such former Company Shareholder shall receive, in lieu of such fractional Consideration Units, a cash amount determined by reference to the volume weighted average trading price of Consideration Units on the New York Stock Exchange on the first five trading days on which such Consideration Units trade on such exchange following the Effective Date, converted into Canadian dollars based on the daily rate published by the Bank of Canada on the last day of such five day period. In calculating such fractional interests, all Company Shares formerly registered in the name of such former Company Shareholder shall be aggregated without regard to any underlying beneficial ownership of such Company Shares.

5.10	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over:

(i)	any and all rights related to Company Shares issued or outstanding prior to the Effective Time; and

(ii)

any and all rights related to Company Incentives that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the applicable Company Incentive Plan and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Company Incentive.

(b)

the rights and obligations of the Company, the Purchaser Parties, the Depositary, the Company Securityholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Company Shares or Company Incentives shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

WITHHOLDINGS

6.1

Each of the Company, the Purchaser and the Depositary shall be entitled to deduct and withhold from the amounts otherwise payable to any Person under this Plan of Arrangement or any amount contemplated herein, such amounts as it is required, or reasonably believes it is required, to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of Applicable Law (including any proposed change of Applicable Law and any applicable assessing practices or administrative policies of a Governmental Authority) and remit such deduction and withholding amount to the appropriate Governmental Authority. To the extent that amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be treated for all purposes of the Arrangement Agreement and the Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

ARTICLE 7

AMENDMENTS

7.1

The Purchaser Parties and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Purchaser Parties and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court subject to Sections 7.4 and 7.5; and (iv) communicated to the Company Securityholders if and as required by the Court.

7.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser Parties or the Company at any time prior to or at the Company Meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting and prior to the Effective Time shall be effective only: (i) if it is consented to in writing by each of the Purchaser Parties and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

7.4

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser Parties and the Company (upon their mutual agreement) without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties and the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any Company Shareholders.

7.5

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser Parties provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares.

ARTICLE 8

FURTHER ASSURANCES

8.1

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document, give effect to or evidence any of the transactions or events set out in this Plan of Arrangement or otherwise to carry out the full intent and meaning of this Plan of Arrangement.